Exhibit 99.1

News Release
NYSE, TSX: NTR

May 10, 2023

Nutrien Announces Results of 2023 Annual Meeting

SASKATOON, Saskatchewan - Nutrien Ltd (TSX and NYSE: NTR) announced today the results of its annual meeting of shareholders held on May 10, 2023 (the “Meeting”). A total of 386,934,221 common shares, representing 77.42% of common shares outstanding, were represented at the Meeting.

Results of the matters voted on at the Meeting are set out below.

Election of Directors

Nutrien’s 12 director nominees were elected:

	Votes For (percent)	Votes Against (percent)

Christopher M. Burley	95.86%	4.14%
Maura J. Clark	95.57%	4.43%
Russell K. Girling	93.30%	6.70%
Michael J. Hennigan	91.15%	8.85%
Miranda C. Hubbs	95.80%	4.20%
Raj S. Kushwaha	95.56%	4.44%
Alice D. Laberge	95.84%	4.16%
Consuelo E. Madere	95.53%	4.47%
Keith G. Martell	96.03%	3.97%
Aaron W. Regent	94.45%	5.55%
Ken A. Seitz	99.66%	0.34%
Nelson L.C. Silva	95.78%	4.22%

Appointment of Auditors

KPMG LLP, Chartered Accountants, was re-appointed as auditor of Nutrien.

Votes For (percent): 99.71%

Votes Withheld (percent): 0.29%

Advisory Vote on Executive Compensation

A non-binding advisory vote to accept Nutrien’s approach to executive compensation was approved.

Votes For (percent): 95.21%

Votes Against (percent): 4.79%

Full voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value for all stakeholders by advancing our key environmental, social and governance priorities.

FOR FURTHER INFORMATION:

Investor Relations

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Investors@nutrien.com

Media Relations

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

Contact us at: www.nutrien.com

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